Exhibit 99.4

Loan Agreement dated June 7, 2004, by and among Laitram, L.L.C.,

Laitram Group, Inc., Intralox, L.L.C., Laitram Machinery, Inc., Lapeyre Stair, Inc.,

Laitram Machine Shop, L.L.C., Lapeyre Properties, L.L.C., Industrial Microwave Systems, L.L.C.,

Whitney National Bank, Hibernia National Bank and Bank One, NA

This Agreement is dated as of June 7, 2004, and is entered into by and among Laitram, L.L.C., (“Laitram”), Laitram Group, Inc. (“Group”), Intralox, L.L.C. (“Intralox”), Laitram Machinery, Inc. (“Machinery”), Lapeyre Stair, Inc. (“Stair”), Laitram Machine Shop, L.L.C. (“Shop”), Lapeyre Properties, L.L.C. (“Properties”), and Industrial Microwave Systems, L.L.C. (“Industrial”) (Group, Intralox, Machinery, Stair, Shop, Properties and Industrial are hereinafter referred to as “Guarantor”, which term means individually, collectively, and interchangeably any, each and/or all of them), Whitney National Bank (“Whitney”), in its capacity as a Lender (as herein defined) and as Agent (as herein defined), Hibernia National Bank (“Hibernia”) and Bank One, NA (“Bank One”). For convenience of reference, Whitney, Hibernia and Bank One may hereinafter sometimes collectively be referred to as the “Lenders” and individually referred to as a “Lender”; the term “Agent” shall mean Whitney National Bank in its capacity as agent for the Lenders; and the term “Subsidiaries” shall mean individually, collectively and interchangeably, Laitram, Intralox, Machinery, Stair, Shop, Properties, and Industrial.

A. THE LOAN OR LOANS. Provided Laitram performs all obligations in favor of the Lenders contained in this Agreement and in any other agreement, whether now existing or hereafter arising, the Lenders will make or have made:

(1)	A LINE OF CREDIT LOAN to Laitram in the total aggregate principal amount of Forty-Five Million and No/100 ($45,000,000.00) Dollars (the “Revolving Line of Credit”) maturing May 31, 2007. The Revolving Line of Credit is to be evidenced by three commercial notes (together, the “Revolving Line of Credit Notes”) containing additional terms and conditions, including the repayment schedule. The first note shall be payable to Whitney in the amount of Twenty Three Million Eight Hundred Fifty Thousand and No/100 ($23,850,000.00) Dollars, the second note shall be payable to Hibernia in the amount of Nine Million Nine Hundred Thousand and No/100 ($9,900,000.00) Dollars, and the third note shall be payable to Bank One in the amount of Eleven Million Two Hundred Fifty Thousand and No/100 ($11,250,000.00) Dollars. Advances made pursuant to the Revolving Line of Credit Notes shall bear interest at a rate per year, adjusted monthly and payable monthly in arrears, based on the combined ratio of Funded Debt to Earnings Before Interest, Taxes, Depreciation and Amortization (the “EBITDA Ratio”) of Group and its Subsidiaries, as established by a quarterly compliance certificate submitted to the Agent on a quarterly basis, a copy of which form is attached hereto as Exhibit “A” and made part hereof and which compliance certificate shall demonstrate compliance with all of the financial covenants and ratios set forth in Section 5 of this Agreement (the “Compliance Certificate”), which margin shall be adjusted quarterly as follows (the “Pricing Grid”): If the EBITDA ratio is less than 3.25 but greater than or equal to 2.90, then the interest rate per annum shall be equal to the thirty (30) day LIBOR plus 175 basis points (1.75%); if the EBITDA Ratio is less than 2.90 but greater than or equal to 2.15, then the interest rate per annum shall be equal to the thirty (30) day LIBOR plus 150 basis points (1.50%); if the EBITDA Ratio is less than 2.15 but greater than or equal to 1.40, then the interest rate per annum shall be equal to the thirty (30) day LIBOR plus 125 basis points (1.25%); and if the EBITDA Ratio is less than 1.40, then the interest rate per annum shall be equal to the thirty (30) day LIBOR plus 100 basis points (1.00%). The term LIBOR shall mean the London Interbank Offered Rate as set and published each day by the British Bankers Association (“BBA”) and in effect as of the last day of each month as obtained by Agent from a wire that is sent through Bloomberg, L.P., which rate is based on an average of the Interbank Offered Rates for U.S. dollar deposits in the London Market based on quotes from designated banks in the London Market. All interest shall be computed on the basis of the actual number of days elapsed over a year composed of 360 days. Interest shall accrue from the date of each advance. The term “Funded Debt” shall mean all indebtedness for borrowed money of Group and its Subsidiaries except for debt subordinated to all Lenders. The term “Earnings Before Interest, Taxes, Depreciation and Amortization” shall mean income before interest, taxes, depreciation and amortization expense. Laitram shall pay to the Lenders in arrears on a quarterly basis, commencing April 1, 2004 and with the quarter ending June 30, 2004, and continuing through the maturity of the Revolving Line of Credit Loans, an amount equal to one-quarter (.25%) percent per annum of the unused portion of the maximum amount available under the Revolving Line of Credit Notes. This fee shall be payable within ten days following the end of each calendar quarter and shall be shared among the Lenders based on their respective interests in the Revolving Line of Credit Loan.

(2)	A MULTI-CURRENCY LINE OF CREDIT LOAN by Bank One to Intralox in the total aggregate principal amount of Ten Million and No/100 (US $10,000,000.00) United States Dollars or an equivalent amount in agreed currencies (the “Multi-Currency Loan”) maturing May 31, 2007. The Multi-Currency Loan is to be evidenced by one or more commercial notes (the “Multi-Currency Note”) executed by Intralox payable to the order of Bank One (or any affiliate of Bank One) containing additional terms and conditions, including the repayment schedule. Advances made pursuant to the Multi-Currency Loan shall bear interest at LIBOR plus the same margins as for the Revolving Line of Credit, adjusted monthly and payable monthly in arrears based on the Pricing Grid, except that LIBOR shall be as defined in the Multi-Currency Note. Intralox shall pay to the Lenders in arrears on a quarterly basis, commencing April 1, 2004 and with the quarter ending June 30, 2004, and continuing through the maturity of the Multi-Currency Loan, an amount equal to one-quarter (.25%) percent per annum of the unused portion of the maximum amount available under the Multi-Currency Loan. This fee shall be payable within ten days following the end of each calendar quarter and shall be retained by Bank One.

(3)	A TERM LOAN to Properties in the total aggregate principal amount of Twenty-Three Million and No/100 ($23,000,000.00) Dollars, maturing May 31, 2009 (the “Term Loan”). The Term Loan is to be evidenced by three commercial notes (together, the “Term Notes”) containing additional terms and conditions, including the repayment schedule, each of which notes shall set forth a repayment schedule providing for monthly installments of principal plus interest based on a fifteen-year amortization with a five-year balloon at maturity. The first note shall be payable to Whitney in the amount of Seven Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Seven and No/100 ($7,666,667.00) Dollars, the second note shall be payable to Hibernia in the amount of Seven Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Seven and No/100 ($7,666,667.00) Dollars, and the third note shall be payable to Bank One in the amount of Seven Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Six and No/100 ($7,666,666.00) Dollars. The principal under the Term Notes shall bear interest at a rate per year, adjusted monthly and payable monthly in arrears, at a rate per annum equal to the thirty (30) day LIBOR plus 150 basis points (1.50%). All interest shall be computed on the basis of days elapsed over a year composed of 360 days.

For convenience of reference, the Revolving Line of Credit Notes, the Multicurrency Note and the Term Notes shall be hereinafter sometimes individually, collectively and interchangeably referred to as the “Notes” and the Revolving Line of Credit, the Multicurrency Line and the Term Loan shall hereinafter sometimes be individually, collectively, and interchangeably referred to as the “Loans” with each being a “Loan”.

B. USE OF PROCEEDS. The proceeds from the Revolving Line of Credit are to refinance existing debt, working capital, and for general corporate purposes.

C. COLLATERAL. The Loans shall be secured by (i) a first priority security interest in all assets of Laitram and the Guarantors, including, without limitation, all accounts, inventory, and equipment, but excluding the Input/Output, Inc. shares owned by Laitram and/or the Guarantors (the “Input/Output Stock”); and (ii) a first priority mortgage on all immovable property owned by Laitram and the Guarantors (except that (i) the Lenders shall not require a mortgage on 5207 Storey Street, Metairie, Louisiana, and (ii) the Lenders acknowledge that mortgage shall be a second mortgage on Lots A-1A, A-1B, and Lot A-1C, Elmwood Industrial Park, Phase A, Square 6, Jefferson Parish, Louisiana), together with a title insurance policy in favor of Lenders in the amount of the Term Loan in such form and containing only such exceptions as are acceptable to Lenders and their counsel (individually, collectively, and interchangeably, the “Collateral”).

D. REPRESENTATIONS, WARRANTIES AND COVENANTS. Laitram represents, warrants and covenants to the Lenders that:

(1)	Organization and Authorization. Each of Laitram and the Guarantors is a limited liability company or corporation that is duly organized, validly existing and in good standing under its state of organization. Each of Laitram and Guarantors’ execution, delivery and performance of this Agreement and all other documents delivered to the Lenders has been duly authorized and does not violate the articles of organization or the articles of incorporation of any of Laitram or the Guarantors (or other governing documents), material contracts or any applicable law or regulations.

(2)	Guaranties. The Loans shall be guarantied by each of the Guarantors (the “Guaranties”).

(3)	Compliance with Tax and other Laws.

(a)	Laitram shall comply with all laws that are applicable to its business activities, including, without limitation, all laws regarding (i) the collection, payment and deposit of employees’ income, unemployment, Social Security, sales and excise taxes; (ii) the filing of returns and payment of taxes; (iii) pension liabilities including ERISA requirements; (iv) environmental protection, and (v) occupational safety and health.

(b)	Laitram shall not permit or suffer any violation of any Environmental Law (as defined below) affecting the property it owns or leases, including all property owned by Lapeyre Properties, L.L.C. (the “Property”), and agrees that upon discovery, or in the event, of any discharge, spill, injection, escape, emission, disposal, leak or any other release of hazardous substances on, in, under, onto or from the Property, which is not authorized by a currently valid permit or other approval issued by the appropriate governmental agencies, promptly notify the Lenders and Agent, and the appropriate governmental agencies, and shall take all steps necessary to promptly clean-up such discharge, spill, injection, escape, emission, disposal, leak or any other release in accordance with the provisions of all applicable Environmental Laws, and shall receive a certification from the Louisiana Department of Environmental Quality or federal Environmental Protection Agency, that the Property and any other property affected has been cleaned-up to the satisfaction of those agencies. The terms “Environmental Law” or “Environmental Laws” as used in this Agreement include any and all current and future federal, state and local environmental laws, statutes, rules, regulations and ordinances, as the same shall be amended and modified from time to time, including but not limited to the federal Comprehensive Environmental Response, Compensation and Liability Act, as amended from time to time, the Federal Resource Conservation and Recovery Act, as amended from time to time, and the federal Toxic Substances Control Act, as amended from time to time.

(c)	There is no material pending or threatened litigation against Laitram that could adversely affect Laitram’s business or assets.

(4)	Financial Information. From the date of this Agreement and so long as the Loans shall be outstanding, unless compliance shall have been waived in writing by the Lenders and the Agent, Laitram shall furnish to the Agent:

(a)	within 90 days after the close of Laitram’s fiscal year, a copy of the audited and unqualified annual consolidated financial statements of Group and its Subsidiaries prepared in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding fiscal year, including a balance sheet as of the end of each such fiscal year, a statement of earnings and surplus of Group and its Subsidiaries for such fiscal year, and a statement of changes in financial positions for such fiscal year. The annual financial statements of Group and its Subsidiaries shall be audited by an independent certified public accounting firm chosen by Laitram and acceptable to the Agent;

(b)	within 45 days after the close of each quarter of the fiscal year of Laitram (x) unaudited financial statements consisting of a balance sheet as of the end of each such quarter and a statement of earnings and surplus of Group and its Subsidiaries, all certified by the Chief Financial Officer of Group, and (y) the Compliance Certificate.

(5)	Financial Covenants and Ratios. The financial covenants and ratios to be calculated pursuant to this Loan Agreement shall be based on the consolidated financial statements of Group and its Subsidiaries.

(a) (i)	Funded Debt/EBITDA. Laitram will not at any time permit the ratio of Funded Debt, as defined in Section A of this Agreement, to EBITDA of Group and its Subsidiaries to exceed 3.25 to 1.00, which ratio shall be calculated on a rolling four quarter basis.

(ii)	Minimum Cash Flow to Debt Service Ratio. Laitram will maintain a ratio of cash flow of Group and its Subsidiaries to scheduled principal payments plus all accrued interest payments on funded debt of Group and its Subsidiaries of not less than 1.50 to 1 as of the end of each fiscal period in which Laitram is obligated to provide Lender a financial statement as measured on a rolling 12-month basis. For the purposes of this section, “cash flow” shall mean the sum of net income after taxes, plus depreciation and amortization expenses, plus interest expense, less distributions for taxes due, for the period.

(iii)	Maximum Debt to Tangible Net Worth. Laitram will maintain a ratio of debt to tangible net worth of not more than 1.60 to 1.00. For purposes of this section, “debt” shall mean all liabilities reflected on the balance sheet of Group and its Subsidiaries according to GAAP less any debt specifically subordinated to Lenders as evidenced by a properly executed agreement using Lenders’ forms. “Tangible net worth” shall mean the sum of common stock, preferred stock, capital surplus, accumulated comprehensive income, and retained earnings less treasury stock and the sum of all intangible assets (including, without limitation, good will, franchises, licenses, patents, trademarks, trade names, copyrights, service marks and brand names) of Group and its Subsidiaries.

(iv)	Minimum Current Ratio. Laitram will maintain a ratio of current assets of Group and its Subsidiaries to current liabilities of Group and its Subsidiaries of not less than 1.40 to 1.00. For purposes of this section “current assets” and “current liabilities” shall have the meaning assigned to such terms under GAAP.

(6)	Mergers, etc. Except for purchases of assets, sales of assets, purchases of stock, sales of stock of Group and/or its Subsidiaries, and mergers not to exceed $3,000,000.00 in the aggregate annually, without the prior written consent of the Lenders and Agent, Laitram and/or the Guarantors shall not consolidate with, or merge into, any other corporation, or permit any other corporation to merge into it, or sell or lease all, or substantially all, of its assets, or acquire all or a substantial part of the assets or capital stock of any other partnership, firm or corporation, if such acquisition is analogous in either purpose or effect to a consolidation or merger. Laitram will not permit any material changes to be made in the character of its business as carried on at the original date of this Agreement.

(7)	Stock Redemption. Laitram will not purchase, retire or redeem any shares of its capital stock in excess of $2,000,000.00 from the date of this Agreement without the prior written consent of the Lenders.

(8)	Stock Purchase. Laitram shall not purchase the common stock or other securities of any entity without the prior written consent of the Lenders except as provided in Section D(6) above and except Laitram may purchase common stock or other securities of Input/Output, Inc. up to an aggregate purchase price of $8,000,000.00 during the term of this Agreement. Any shares so acquired will be subject to the negative pledge provisions of this Agreement.

(9)	Distributions. Laitram will not make distributions of any kind in excess of fifty (50%) percent of its net income less the amount distributed to pay income taxes, and further provided that any such distributions shall be made no later than six months after Laitram’s fiscal year end.

(10)	Liens. Except for purchase money security interests and vendors’ liens not to exceed $3,000,000.00 in the aggregate, annually, Laitram and/or the Guarantors shall not mortgage or encumber any of their respective assets or suffer any liens to exist on any of their respective assets, including, without limitation, any and all shares of Input/Output, Inc. owned by Laitram and/or the Guarantors.

(11)	Other Liabilities. Except for loans to Laitram shareholders and/or related parties and/or guaranties of Laitram shareholders and/or related parties not to exceed $1,000,000.00 in the aggregate outstanding at any time during this Agreement, Laitram and the Guarantors shall not lend to or guarantee, endorse or otherwise become contingently liable in connection with the obligations, stock or dividends of any person, firm or corporation, except for subsidiaries of Laitram, and except as currently exist and as reflected in the financial statements of Laitram as previously submitted to the Lenders, or either of them.

(12)	Additional Documentation. Upon the written request of the Lenders, or any of them, Laitram and the Guarantors shall promptly and duly execute and deliver all such further instruments and documents and take such further action as the Lenders, or either of them, may deem necessary to obtain the full benefits of this Agreement and of the rights and powers granted in this Agreement.

(13)	Notice of Default. Laitram shall notify the Lenders and Agent immediately upon becoming aware of the occurrence of any event constituting, or which with the passage of time or the giving of notice, could constitute, a Default.

(14)	Inspection. Group and its Subsidiaries shall permit any officer, employee or agent of any Lender to visit and inspect any of the property of the Group and its Subsidiaries, examine the books of record and accounts of Group and its Subsidiaries, take copies and extracts therefrom, and discuss the affairs, finances and accounts of Laitram and Guarantors with their officers, accountants and auditors, all at such reasonable times and on reasonable notice as the Lenders may desire.

(15)	Insurance Group and its Subsidiaries will maintain with financially sound and reputable insurance companies, commercial general liability insurance, environmental insurance, product liability insurance, workers compensation insurance and casualty insurance in such amounts and covering such risks as is consistent with Group’s and its Subsidiaries’ past practice, and Group and its Subsidiaries will furnish to the Lenders upon request full information as to the insurance carried.

E.	THE AGENT.

(1)	Actions. Each Lender authorizes the Agent to act on behalf of such Lender under this Agreement, the Notes, the Guaranties and any other collateral documents executed by Laitram and/or the Guarantors in favor of the Lenders (collectively, the “Collateral Documents”) and any other related instruments and, in the absence of other written instructions from the Lenders received from time to time by the Agent (with respect to which the Agent agrees that it will, subject to the last two sentences of this Section D(1), comply in good faith except as otherwise advised by counsel), to exercise such powers hereunder and thereunder as are specifically delegated to or required of the Agent by the terms hereof and thereof, together with such powers as may be reasonably incidental thereto. Notwithstanding the above, the Agent shall not waive a Default, declare Laitram, Intralox and/or Properties to be in default or otherwise enforce any of its rights under this Agreement or the Guarantees without the prior written consent of Lenders having a prorata share of the aggregate indebtedness then due under the Revolving Line of Credit, the Multicurrency Line and the Term Loan equal to or in excess of seventy (70%) percent, or amend this Agreement or any of the Collateral Documents without the prior written consent of each Lender. Each Lender agrees (which agreement shall survive any termination of this Agreement) to indemnify the Agent, pro rata according to such Lender’s portion of the Loans from and against any and all liabilities, obligations, damages, penalties, actions, judgments, suits, costs, expenses, or disbursements of any kind or nature whatsoever which may at any time be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement, the Collateral Documents and any other related instruments, including, without limitation, the reimbursement of the Agent for all reasonable out-of-pocket expenses (including, without limitation, attorneys’ fees) incurred by the Agent hereunder or in connection herewith or in enforcing the obligations of Laitram and/or the Guarantors under this Agreement, under any of the Collateral Documents or any other related instruments, in all cases as to which the Agent is not reimbursed by Laitram and/or the Guarantors, or any of them; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, damages, penalties, actions, judgments, suits, costs, expenses or disbursements determined by a court of proper jurisdiction in a final proceeding to have resulted solely from the Agent’s gross negligence or willful misconduct. The Agent shall not be required to take any action hereunder or under any other related instruments, or to prosecute or defend any suit in respect of this Agreement or any such instrument unless indemnified to its satisfaction by the Lenders against costs, liability, and expense. Each Lender’s obligation to indemnify the Agent as set forth above shall be unconditional under any and all circumstances and irrespective of any set off, counterclaim or defense to payment which such Lender may have or have had against the Agent, Laitram, the Guarantors or any other Person. If any indemnity in favor of the Agent shall become impaired, the Agent may call for additional indemnity and cease to do the acts indemnified against until such additional indemnity is given. The Agent may delegate its duties hereunder to affiliates, agents or attorneys-in-fact selected in good faith by the Agent.

(2)	Sharing of Collections. Except as otherwise set forth herein, the Lenders shall share all Collections (as defined herein) in accordance with their respective pro rata share of each Lender’s portion of each of the Loans, and such moneys or other property shall be received by the Lenders for the benefit of each of the Lenders, and shall be remitted by the Lender promptly to the other Lender. For purposes of this section, “Collections” shall mean all moneys and other property received by any of the Lenders, but not including payments of principal or interest made pursuant to the Notes (provided that no Default, as defined in this Agreement then exists), from whatever source derived, including all moneys and other property realized from any collateral of Laitram and/or any of the Guarantors, or from the exercise by Agent and/or the Lenders, or either of them, of any lien or right of set-off with respect to any deposits or other property of any of Laitram and/or the Guarantors.

(3)	Payments. All payments of principal and interest made pursuant to each of the Notes, which are not made to the Lenders directly, shall be remitted by Agent to the Lenders by wire transfer in immediately available funds, not later than 2:00 p.m., Central Standard time, on the date such payment is received, or in such other manner as the Lenders and Agent may approve.

(4)	Separate Debts and Accounts. Agent and the Lenders may have previously extended and may hereafter extend credit other than the Loans to Laitram and/or the Guarantors and may have previously conducted and may hereafter conduct other banking business in connection with such other extensions of credit and other banking business. Neither Agent nor the Lenders shall be required to exercise any right of set-off against Laitram and/or any of the Guarantors or to exercise any lien or security rights with respect to collateral other than the collateral. Agent and the Lenders may independently collect for their separate accounts (and the term “Collections” shall not include any sum of money or other property received from any of Laitram and/or the Guarantors in payment of a separate debt or realized from collateral for such separate debt, or set-off in connection with a separate debt of any of Laitram and/or the Guarantors); provided however, that neither the Agent nor the Lenders shall satisfy or set off any separate debt of any of Laitram and/or the Guarantors from or against any collateral. For purposes of this section, “collateral” shall mean all real property and personal property, tangible and intangible, now or hereafter securing the Loans or any portion thereof, and all other instruments, documents, security interests, liens, claims, endorsements and guaranties of whatever nature now or hereafter securing the Loans or any portion thereof.

(5)	Exculpation. The Agent shall have no duties or responsibilities except those expressly set forth in this Agreement. Neither the Agent nor any of its directors, officers, employees, or agents (collectively, the “Related Parties”) shall be liable to any Lender for any action taken or omitted to be taken by it under this Agreement, the Collateral Documents or any other related instrument, or in connection herewith or therewith, except for its own willful misconduct or gross negligence, nor shall the Agent be responsible for any recitals or representations or warranties herein or therein, or for the effectiveness, enforceability, validity, or due execution of this Agreement, the Collateral Documents or any other related instruments, nor shall the Agent be obligated to make any inquiry respecting the performance by Laitram and/or the Guarantors, or any of them, of their obligations hereunder or thereunder. The Agent shall be entitled to rely upon advice of counsel concerning legal matters and upon any notice, consent, certificate, statement or writing which it believes to be genuine and to have been presented by a proper person. The Agent may at any time request instructions from the Lenders with respect to any actions or approvals which, by the terms of this Agreement, the Agent is permitted or required to take or grant, and the Agent shall be absolutely entitled to refrain from taking any action or to withhold any approval and shall not be under any liability whatsoever to any person for refraining from taking any action or withholding any approval under this Agreement or any of the other Collateral Documents until it has received instructions from all of the Lenders. No Lender shall have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting hereunder or under any of the other Collateral Documents in accordance with instructions from all of the Lenders to the extent required hereunder.

(6)	Successor. The Agent may resign as such at any time upon at least ten days’ prior notice to all of the parties to this Agreement. If the Agent at any time shall resign or be removed, the Lenders may appoint another Lender as a successor Agent, provided that such appointment shall have the unanimous consent of the Lenders. If the Lenders do not make such appointment within thirty days, the resigning or removed Agent shall appoint a new Agent from among the Lenders or, if no Lender accepts such appointment, from among commercial banking institutions or trust institutions generally. Upon the acceptance of any appointment as Agent by a successor Agent, such successor Agent shall thereupon become the Agent hereunder and shall be entitled to receive from the prior Agent such documents of transfer and assignment as such successor Agent may reasonably request, and the resigning or removed Agent shall (i) be discharged from its duties and obligations under this Agreement and the other related instruments and (ii) entitled to the continued benefit of this section with respect to all actions taken by it prior to its removal or resignation.

(7)	Credit Decisions. Each Lender represents and acknowledges to the Agent and each other Lender that it has, independently of the Agent and each other lender, and based on the financial information referred to in this Agreement and the Collateral Documents and such other documents, information and investigations as it has deemed appropriate, made its own credit decision to enter into this Agreement. Each Lender also acknowledges that it will, independently of the Agent and each Lender, and based on such documents, information and investigations as it shall deem appropriate at any time, continue to make its own credit decisions as to exercising or not exercising from time to time any rights and privileges available to it under this Agreement, the Collateral Documents or any other related instruments.

(8)	Notices, etc. from Agent. The Agent shall give prompt notice to each Lender of each notice or request given to the Agent by Laitram and the Guarantors, or any of them, pursuant to the terms of this Agreement. The Agent will distribute to each Lender each instrument received by the Agent from any of Laitram and the Guarantors for distribution to the Lenders by the Agent in accordance with the terms of this Agreement.

(9)	Collateral Documents. Each Lender and the Agent hereby (i) authorize the Agent to enter into the Collateral Documents and to take all action contemplated thereby and (ii) confirm its appointment of Whitney as Agent under the terms and conditions of the Collateral Documents. Each Lender hereby confirms its agreement to be bound by the terms and conditions of the Collateral Documents. Each Lender and the Agent agree that no Lender shall have any right individually to seek to realize upon the collateral granted for the benefit of the Lenders pursuant to any of the Collateral Documents, it being understood and agreed that such rights and remedies may be exercised by the Agent as the Agent for the benefit of the Agent and the Lenders upon the terms of the Collateral Documents. If Agent acquires any of the collateral through foreclosure, deed in lieu of foreclosure or otherwise, the Lenders shall each own an undivided interest in such collateral in proportion to their respective amounts of indebtedness outstanding on the Loan or Loans secured by such collateral, and the Agent may take such actions as it deems advisable to operate, manage, preserve and dispose of the collateral.

(10)	Loans by the Agent. The Agent shall have the same rights and powers with respect to the Loans made by it as any Lender and may exercise the same as if it were not the Agent hereunder.

(11)	Other Collateral Matters. Each Lender hereby agrees, and each holder of any Loans by the acceptance thereof will be deemed to agree, that, except as otherwise set forth herein, any action taken by the Agent in accordance with the provisions of this Agreement or the Collateral Documents, and the exercise by the Agent or the Lenders of the powers set forth herein or therein, together with such other powers as are reasonably incidental thereto, shall be authorized and binding upon all of the Lenders. The Agent is hereby authorized on behalf of all of the Lenders, without the necessity of any notice to or further consent from any Lender, from time to time prior to a Default, to take any action with respect to any collateral or Collateral Documents which may be necessary to perfect and maintain perfected the security interest in and liens on the collateral granted pursuant to the Collateral Documents. Without limited the foregoing, the Lenders irrevocably authorize the Agent at its option and in its discretion, to release any lien granted to or held by the Agent upon any collateral if approved by the Lenders. Upon request by the Agent at any time, the Lenders will confirm in writing the Agent’s authority to release particular types or items of collateral pursuant to this section.

(12)	Rights of Substitution. If a Lender shall fail to remit its portion of any advance required to be made under the terms of this Agreement, the other Lender may, at its option and in its sole discretion (but shall not be obligated to do so), advance such funds as may be necessary to provide for the payment in full of such advance request then due but unpaid, but without thereby relieving such Lender of its obligation to make such remittance to Laitram. A Lender shall, to the full extent of any such advance made by it, at its sole option, succeed to the interest of the other Lender with respect thereto in which case the Lender’s line of credit commitment shall be automatically adjusted to reflect such additional advance by the other Lender, until such amount is remitted by such Lender to Laitram.

F. PREPAYMENT. Any of the Loans may be prepaid in any amount at any time without penalty.

G. EACH EXTENSION OF CREDIT. Each request by Laitram for a Loan shall constitute a warranty and representation by Laitram to the Lenders and Agent that there exists no Default or any condition, event or act which constitutes, or with notice or lapse of time (or both) would constitute a Default as defined by this Agreement.

H. CONDITIONS PRECEDENT TO LOAN. The Lenders shall have no obligation to advance funds under this Agreement until and unless the following conditions have been satisfied:

(1)	Agent shall have received the loan agreement and all collateral documents, including the title policy, contemplated by this Agreement in form and substance satisfactory to the Lenders and Agent;

(2)	Agent shall have received satisfactory opinion of counsel relating to due authorization of this Agreement, the Loans and all collateral documents;

(3)	All representations and warranties made by Laitram and each of the Guarantors to the Lenders and Agent shall be true and correct as of the date of the Loans’ funding;

(4)	Except as otherwise provided herein, Laitram’s business must be in a condition satisfactory to Agent, the management and ownership of Laitram must not have changed and no material adverse change (from that reflected in the last financial statements delivered to, and accepted by, Agent prior to execution of this Agreement) has occurred in the financial condition of Laitram; and

(5)	There exists no Default (or event which with notice or lapse of time or both could constitute a Default) under this Agreement or any other agreement between Laitram and the Lenders or either of them.

I. DEFAULT. The occurrence of any one or more of the following events shall constitute a default (a “Default”) under this Agreement:

(1)	A default under any of the Notes or any note evidencing a Loan;

(2)	The failure of Laitram to observe or perform promptly when due any covenant, agreement or obligation due to the Lenders, or any of them, under this Agreement or otherwise;

(3)	The inaccuracy at any time, in any material respect, of any warranty, representation or statement made to the Lenders by Laitram under this Agreement or otherwise;

(4)	Any garnishment, seizure, or attachment of, or any tax lien or tax levy against, any assets of Laitram and/or the Guarantors;

(5)	Any material adverse change in Laitram’s and/or the Guarantors’ financial condition, business, or ability to pay or perform its obligations to the Lenders, or either of them;

(6)	Any default under any material credit agreement or other evidence of indebtedness, including, without limitation, any default under any indebtedness secured by any Collateral; or

(7)	The filing by or against Laitram and/or the Guarantors of a proceeding for bankruptcy, reorganization, arrangement, or any other relief afforded debtors or affecting the rights of creditors generally under the law of any state or country or under the United States Bankruptcy Code.

Upon the occurrence of a Default and such Default continues for a period of fifteen (15) days (five (5) days for payment default under the Loans) after Agent has mailed written notice of such default to Laitram specifying the nature of the Default and the steps necessary to cure the Default (but with no notice required in the event of a Default under paragraphs (4) and (6) of Section H), Agent, at its option, may declare all of the Loans and all other obligations of Laitram to the Lenders, or either of them, to be immediately due and payable.

J. MISCELLANEOUS PROVISIONS. Laitram agrees to pay all of the costs, expenses and fees incurred in connection with the Loans, including attorneys’ fees, appraisal fees, and environmental assessment fees. This Agreement is not assignable by Laitram and no party other than Laitram is entitled to rely on this Agreement. In no event shall Laitram or the Lenders be liable to the other for indirect, special or consequential damages, including the loss of anticipated profits that may arise out of or are in any way connected with the issuance of this Agreement. No condition or other term of this Agreement may be waived or modified except by a writing signed by the parties hereto. This Agreement, all promissory notes evidencing Loans under this Agreement and all documents creating security interests shall be governed by Louisiana law. Laitram, the Guarantors and the Lenders waive trial by jury in any action or proceeding to which they may be parties, arising out of or in any way pertaining to this Agreement, the Notes and any collateral or related documents.

K. FURTHER ASSURANCES. Laitram and the Guarantors hereby agree to make, execute, and deliver to Lenders such promissory notes, mortgages, security agreements, instruments, documents and other agreements as Lenders or their attorneys may reasonably request to evidence and secure the Loans and the security interests contemplated by this Agreement.

L. OTHER CONDITIONS. Laitram shall pay to Lenders a non-refundable commitment fee equal to 15 basis points (.15%) on the Loans in the amount of $78,000,000.00, which commitment fee shall be payable at the time of closing and shall be shared among the Lenders based on their respective percentage interests in the Loans.

LAITRAM:		GUARANTORS:

LAITRAM, L.L.C.		LAITRAM GROUP, INC.

By:	/s/ James M. Lapeyre, Jr.	By:	/s/ James M. Lapeyre, Jr.
	James M. Lapeyre, Jr.		James M. Lapeyre, Jr.
Its:	President	Its:	President

LENDERS: WHITNEY NATIONAL BANK		INTRALOX, L.L.C.

By	/s/ Mark J. Baquie	By:	/s/ James M. Lapeyre, Jr.
	Mark J. Baquie		James M. Lapeyre, Jr.
Its:	Vice President	Its:	President

HIBERNIA NATIONAL BANK		LAITRAM MACHINERY, INC.

By:	/s/ Donna J. Richardson	By:	/s/ James M. Lapeyre, Jr.
	Donna J. Richardson		James M. Lapeyre, Jr.
Its:	Banking Officer	Its:	Director

BANK ONE, NA		LAPEYRE STAIR, INC.

By:	/s/ Marlene M. Laboureur	By:	/s/ James M. Lapeyre, Jr.
	Marlene M. Laboureur		James M. Lapeyre, Jr.
Its:	First Vice President	Its:	Director

LAITRAM MACHINE SHOP, L.L.C.

		By:	/s/ James M. Lapeyre, Jr.
James M. Lapeyre, Jr.
		Its:	Manager

LAPEYRE PROPERTIES, L.LC.

		By:	/s/ James M. Lapeyre, Jr.
James M. Lapeyre, Jr.
		Its:	Manager

INDUSTRIAL MICROWAVE SYSTEMS, L.LC.

		By:	/s/ James M. Lapeyre, Jr.
James M. Lapeyre, Jr.
		Its:	Manager